Filed Pursuant to Rule 424(b)(3)
Registration No. 333-124002

23,420,540 Shares of Common Stock

ONSTREAM MEDIA CORPORATION
Supplement #3 dated March 9, 2007
to Prospectus dated June 29, 2005

This Prospectus Supplement #3 (the “Third Supplement”) updates the table in the “Selling Security Holders” section of the prospectus dated June 29, 2005 (the "Prospectus") and amended by the First Supplement to the Prospectus dated November 29, 2006 (the “First Supplement”) and the Second Supplement to the Prospectus dated January 25, 2007 (the “Second Supplement”), to reflect the number of shares owned and offered by Potomac Capital International Ltd. and Potomac Capital Partners, LP, adjusted to reflect transfers of securities since the date of the Prospectus from those entities to Crestview Capital Master LLC, as follows:

Name of selling security holder	Number of shares owned	Percentage wned before offering	Shares to be offered	Shares to be owned after offering	Percentage owned after offering
Potomac Capital International Ltd. (48)	182,990	2.2%	182,990	0	0.0%
Potomac Capital Partners, LP (49)	427,050	4.9%	427,050	0	0.0%
Crestview Capital Master LLC (68)	250,000	2.9%	250,000	0	0.0%

The number of shares owned and offered in the Prospectus by the selling security holders included 864,775 shares of our common stock underlying shares of our Series A-10 Convertible Preferred Stock which may be issued to pay dividends on our Series A-10 Convertible Preferred Stock. In the case of the conversion of certain of these shares of preferred stock to common shares prior to their scheduled maturity date, no further dividends will be due and the related portion of these shares registered in the name of the holders of those converted securities will never be issued. As a result, the aggregate number of shares owned and offered by Potomac Capital International Ltd. and Potomac Capital Partners, LP is 14,960 less than the aggregate number of shares presented as owned and offered by those parties in the Prospectus.

The footnotes to the "Selling Security Holders" section of the Prospectus, as amended by the First Supplement and the Second Supplement, are updated as follows:

(48)    The number of shares owned and offered includes:

*    161,480 shares of our common stock issued in December 2006 upon the conversion of 16,148 shares of Series A-10 Convertible Preferred Stock, and

*    21,510 shares of our common stock issued upon the conversion of 2,151 shares of the Series A-10 Convertible Preferred Stock issued since the date of the Prospectus through December 2006 in lieu of certain cash dividend payments on the Series A-10 Convertible Preferred Stock.

The number of securities owned and offered excludes securities owned by Potomac Capital Partners, LP as described in footnote 49 below, as well as 75,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant and transferred to Crestview Capital Master LLC, as detailed in footnote 68 below. Mr. P. J. Solit is the control person of Potomac Capital International Ltd.

(49)    The number of shares owned and offered includes:

*    376,790 shares of our common stock issued in December 2006 upon the conversion of 37,679 shares of Series A-10 convertible preferred stock, and

*    50,260 shares of our common stock issued upon the conversion of 5,026 shares of the Series A-10 Convertible Preferred Stock issued since the date of the Prospectus through December 2006 in lieu of certain cash dividend payments on the Series A-10 Convertible Preferred Stock.

The number of securities owned and offered excludes securities owned by Potomac Capital International Ltd. as described in footnote 48 above, as well as 175,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant and transferred to Crestview Capital Master LLC, as detailed in footnote 68 below. Mr. P. J. Solit is the control person of Potomac Capital Partners, LP.

(68)    The number of shares owned and offered includes:

*    75,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share, which was transferred from Potomac Capital International Ltd. pursuant to an Assignment Form dated February 7, 2007 - see footnote 48 above, and

*    175,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share, which was transferred from Potomac Capital Partners, LP pursuant to an Assignment Form dated February 7, 2007 - see footnote 49 above.

The number of securities owned and offered excludes securities owned by owned by Potomac Capital International Ltd. and Potomac Capital Partners, LP, as described in footnotes 48 and 49 above. Mr. Daniel Warsh, Manager, is the control person of Crestview Capital Master LLC.

The Prospectus, together with the First Supplement to the Prospectus dated November 29, 2006, the Second Supplement to the Prospectus dated January 25, 2007 and this Third Supplement, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the common stock issuable upon conversion or exercise of the notes or warrants. All references in the Prospectus to "this prospectus" are amended to read "this prospectus as supplemented and amended".

This Third Supplement does not contain complete information about the shares of common stock of Onstream. Additional information is contained in the Prospectus dated June 29, 2005, the First Supplement and the Second Supplement, and this Third Supplement should be read in conjunction with the Prospectus, the First Supplement and the Second Supplement.